FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Acquisition of Stake in Integrated Healthcare Holdings Sdn. Bhd

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 7, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2011

MITSUI & CO., LTD.

By:	/s/ Joji Okada
Name:	Joji Okada
Title:	Executive Managing Officer Chief Financial Officer

April 7, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Acquisition of Stake in Integrated Healthcare Holdings Sdn. Bhd

Mitsui & Co., Ltd. (“Mitsui”) (Head Office: Tokyo; President and CEO: Masami Iijima) is set to acquire a 30% *1 stake in Integrated Healthcare Holdings Sdn. Bhd (“Integrated Healthcare”) (Head Office: Malaysia). Integrated Healthcare is the holding company of a group of subsidiaries and investments in the healthcare business. Earlier today, Mitsui (through Mitsui’s wholly-owned subsidiary), Integrated Healthcare and Khazanah Nasional Bhd (“Khazanah”) (through Khazanah’s wholly-owned subsidiary) concluded a share acquisition agreement and finalized other contractual terms in regard to the acquisition.

Currently, Integrated Healthcare is a wholly-owned subsidiary of Khazanah of Malaysia. By the end of July 2011, through Mitsui’s wholly-owned subsidiary, Mitsui will simultaneously acquire a 12%*1 stake in Integrated Healthcare from Khazanah (through Khazanah’s wholly-owned subsidiary), and an 18%*1 stake in Integrated Healthcare through a private placement of shares in Integrated Healthcare. After this acquisition is completed, Mitsui will hold an aggregate 30%*1 stake in Integrated Healthcare, valued at an estimated MYR 3.3 billion (Malaysian ringgit), an amount equivalent to roughly JPY92.4 billion*2.

Integrated Healthcare’s investment holdings include hospital groups such as Parkway Hospitals Singapore Pte Ltd., Singapore’s largest; Pantai Hospitals Sdn Bhd, the second largest in Malaysia. It also has an investment in Apollo Hospitals Enterprise Limited, India’s largest hospital group. In addition to its hospital business, Integrated Healthcare pursues involvement throughout Asia in healthcare-related ventures, including institutions that provide education in regard to medical care and ventures that provide services for clinical studies in an effort to develop new drugs.

In Asia, the demand for medical services is expected to expand due to rapid population growth and aging. Aiming to expand hospital infrastructure and improve the quality of medical services in Asia, Mitsui will strive to strengthen hospital business in Asia as one of its core business in the medical healthcare business area. Furthermore, Mitsui envisage strengthening its business initiatives with Integrated Healthcare and its related group companies in order to gain ground in hospital-related services and develop new business opportunities in Japan and Asia.

Mitsui is currently analyzing the impact of this acquisition on Mitsui’s consolidated financial results of fiscal year ending March 2012.

*1:	These figures are the ratio of the enlarged share capital of Integrated Healthcare.
*2:	The Japanese yen amount represents translation of the Malaysian ringgit amount at the rate of JPY28.00 = MYR1.00.

<Attachment> Company outline/Capital structure

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-6645

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

<Attachment>

1. Outline of Integrated Healthcare

Company name	Integrated Healthcare Holdings Sdn. Bhd
Location of head office	Kuala Lumpur, Malaysia
Representative	Tan Sri Dr Abu Bakar bin Suleiman
Main business	Integrated Healthcare conducts business throughout Asia in healthcare-related business ventures that include hospital operation and contract management, operation of institutions that provide education in regard to medical care, and business ventures that provide services for clinical studies.
Establishment	2010
Shareholders and ownership (after transaction)	Khazanah’s wholly-owned subsidiary: 70% Mitsui’s wholly-owned subsidiary: 30%

2. Outline of Khazanah

Company name	Khazanah Nasional Bhd
Location of head office	Kuala Lumpur, Malaysia
Representative	Tan Sri Dato’ Azman bin Hj. Mokhtar
Main business	Khazanah is an investment company owned by the government of Malaysia and has been set up to implement strategic investment in new markets and new industries.
Establishment	1993
Shareholders and ownership	Malaysian Ministry of Finance: 100% (The Malaysian Federal Lands Commissioner owns a single share of Khazanah)

3. Outline of Mitsui’s wholly-owned subsidiary

Company name	MBK Healthcare Partners Limited
Location of head office	London, United Kingdom
Representative	Toshio Yamamura
Main business	Investment in Integrated Healthcare
Capital	GBP 1
Shareholders and ownership	Mitsui: 100%
Establishment	April 5, 2011

4. Capital Structure (After transaction)

3